UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated February 21, 2022, announcing that the Company has agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	February 22, 2022	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjustments to chartering arrangements for West Linus

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that it has agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill Ltd. (“Seadrill”) and employed on a long-term drilling contract with ConocoPhillips Skandinavia AS in the North Sea until the fourth quarter of 2028.

In February 2021, Seadrill and a number of its subsidiaries, including the current operator of West Linus, filed Chapter 11 cases in the U.S. Bankruptcy Court for the Southern District of Texas. In connection with Seadrill’s expected emergence from Chapter 11 in the near term, the parties have now agreed that the drilling contract with ConocoPhillips Skandinavia AS will be assigned from the current operator to an SFL subsidiary.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

Upon effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses. Under the contract, the rig is earning a market adjusted rate which is based on market developments for similar jack-up rigs in the North Sea, and is adjusted on a semi-annual basis. The current day rate and remaining contract length implies a charter backlog of approximately $500 million.

February 21, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Chief Treasurer & Senior Vice President, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is split between container vessels, bulkers, tankers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.